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EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

July 18, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quantum Corporation
Preliminary Proxy Statement on Schedule 14A

Filed June 23, 2014 by Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value GP LLC, Starboard Principal Co. LP, Starboard Principal Co. GP LLC, Starboard Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Philip Black, Christopher F. Crowell, Louis Dinardo, Dale L. Fuller and Edward Terino

File No. 001-13449

Dear Ms. Mills-Apenteng:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 2, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Starboard Value LP (together with its affiliates, “Starboard”) and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement (the “Proxy Statement”).

General

1.	Please fill in the blanks in your preliminary proxy statement.

We acknowledge the Staff’s comment and confirm that all blanks in the Proxy Statement will be filled in prior to the filing of Starboard’s Definitive Proxy Statement.

2.
Please disclose that stockholders who grant a proxy to the participants will be precluded from exercising their full voting authority for the election of directors, given that the participants are proposing only six nominees for seats on the board of directors.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July 18, 2014

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See pages 2 and 17 of the Proxy Statement.

Letter to Stockholders

3.	Please disclose “the perspectives presented by Messrs. Black, DiNardo, and Smith in the boardroom regarding ways to enhance stockholder value” and “the actions required to maximize stockholder value.”

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. See the cover page to the Proxy Statement.

4.
Please be advised that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to the staff on a supplemental basis.  We note the following statements:

•	the disclosure on page 3 that you have little confidence that the board has the objectivity and commitment to take the steps necessary to enhance stockholder value; and

•
the disclosures on page 6 that the board “has not taken sufficient action to improve operations or hold management accountable” and that the board “has not insisted on or provided for increased accountability.”

We acknowledge the Staff’s comments and have revised the Proxy Statement accordingly.  See pages 5 and 6 of the Proxy Statement.

In the future, please clearly characterize similar disclosure as beliefs or opinions and, as necessary, disclose the bases for your opinions and beliefs.

We acknowledge the Staff’s comment and confirm that in the future we will clearly characterize similar disclosure as beliefs or opinions and, as necessary, to disclose the bases for such opinions and beliefs.

5.
We note your statement on page 6 that the company’s “EPS loss of 9 cents . . . was far short of the original guidance of earnings of 5-10 cents.”  Please clarify whether these metrics are presented on a GAAP or non-GAAP basis.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  Please see page 6 of the Proxy Statement, specifically the updated table.

We are Concerned with the Company’s Poor Performance, page 5

6.	Please tell us how you calculated EBITDA, EBIT and EBITDA margins. These figures do not appear to be consistent with the reported figures of the registrant.

We acknowledge the Staff’s comment.  On a supplemental basis, we advise the Staff that EBIT is calculated as Operating Income plus restructuring charges, less gains on sales, per the Company’s 10-K filings.  The original calculation used the original filings from each year.  The Company has since restated some periods, and therefore the revised Proxy Statement reflects updates to match the historical periods as restated in the Company’s most recent 10-K.  EBITDA is calculated at EBIT plus depreciation from the Company’s statement of cash flows, plus Amortization of Intangibles as disclosed in the notes to the 10-K.  Note that the Amortization figures on the Statement of Cash Flows are higher than the Amortization of Intangibles, since that also includes amortization of financing fees, which is actually reported in interest expense and therefore should not be added back to operating income to calculate EBITDA.  The prior version also excluded Amortization of Software Assets from Amortization of Intangibles, consistent with S&P CapitalIQ’s methodology for calculating EBITDA, because “amortization that is inherently related to a company's core operations and requires steady cash reinvestment into short-lived assets is not to be added back.”  We have decided to include such Amortization in the revised Proxy Statement in order to make it easier for readers to quickly reconcile the EBITDA with the Company’s reported statements, and since the general trend in EBITDA is substantially similar under either methodology.

July 18, 2014

Proposal No. 1: Election of Directors

The Nominees, page 11

7.	Please briefly describe the potential effects of a change of control in the event it is determined that the election of your nominees would result in a change of control.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See page 11 of the Proxy Statement.

Form of Proxy

8.
Please revise to include the proposal to ratify the 2012 long-term incentive plan and the proposal to ratify an amendment to the employee stock purchase plan, or inform stockholders that they will not be able to vote on these proposals if they grant you proxy authority.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  See pages 15 and 16 of the Proxy Statement and the Proxy Card.

9.
Please state the order of priority of nominees to which you will allocate votes, if known.  If not known at this time, describe how this determination will be made.  Please also provide a means for stockholders to affirmatively withhold authority to cumulate votes with respect to one or more nominees.

We acknowledge the Staff’s comment sand have revised the Proxy Statement accordingly.  See the Proxy Card.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

July 18, 2014

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

Enclosure

cc:    Jeffrey C. Smith

July 18, 2014

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on June 23, 2014, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

July 18, 2014

Dated:  July 18, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
   its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
   its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
   its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
   its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
   its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
   its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
   its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Philip Black, Christopher F. Crowell, Louis DiNardo, Dale L. Fuller, and Edward Terino